SILVER LANE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	2,111,214
Accounts receivable		1,282
Prepaid expenses and other assets		116,768
Furniture, equipment, and improvements, net of accumulated depreciation of $144,985		41,397
Trademark, net of accumulated amortization of $6,635		5,732
Total assets	$	2,276,393

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	107,704
Security deposit payable		13,200
Income taxes payable		37,380
Total liabilities	$	158,284
Commitments and contingencies (note 4)		
Members' equity	$	2,118,109
Total liabilities and members' equity	$	2,276,393

The accompanying notes are an integral part of the financial statements.